PROGRESS SOFTWARE CORPORATION
14 Oak Park
Bedford, Massachusetts 01730

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Progress Software Corporation (the "Company") will be held on Friday, April 19, 2002, commencing at 10:00 A.M., local time, at the principal executive offices of the Company, 14 Oak Park, Bedford, Massachusetts 01730, for the following purposes:

1. To consider and vote upon the election of seven directors;

2. To act upon a proposal to amend the Company's 1997 Stock Incentive Plan (the "1997 Plan") to increase the maximum number of shares that may be issued under such plan from 7,540,000 shares to 11,040,000 shares; and

3. To transact such other business as may properly come before the meeting and any adjournment thereof.

The Board of Directors has fixed the close of business on February 22, 2002 as the record date for determination of shareholders entitled to receive notice of and vote at the meeting and any adjournment thereof.

By Order of the Board of Directors,

James D. Freedman
Clerk

March 20, 2002

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS SOON AS POSSIBLE. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

PROGRESS SOFTWARE CORPORATION
14 Oak Park
Bedford, Massachusetts 01730

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Progress Software Corporation (the "Company") of proxies for use at the 2002 Annual Meeting of Shareholders (the "2002 Annual Meeting") to be held on April 19, 2002, at 10:00 A.M., local time, at the principal executive offices of the Company, 14 Oak Park, Bedford, Massachusetts 01730. It is anticipated that this Proxy Statement and the accompanying form of proxy will first be mailed to shareholders on or about March 20, 2002.

At the 2002 Annual Meeting, the shareholders of the Company will be asked to consider and vote upon the following matters:

1. To consider and vote upon the election of seven directors;

2. To act upon a proposal to amend the Company's 1997 Stock Incentive Plan (the "1997 Plan") to increase the maximum number of shares that may be issued under such plan from 7,540,000 shares to 11,040,000 shares; and

3. To transact such other business as may properly come before the meeting and any adjournment thereof.

The information contained in the "Audit Committee Report" on page 12, the "Compensation Committee Report" on pages 13 and 14 and the "Stock Performance Graph" on page 15 shall not be deemed "filed" with the Securities and Exchange Commission (the "Commission") or subject to Regulations 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

VOTING PROCEDURES

Only holders of record of Common Stock outstanding at the close of business on February 22, 2002 are entitled to vote at the 2002 Annual Meeting and any adjournment thereof. As of that date, there were 35,593,903 shares outstanding and entitled to vote. Each outstanding share entitles the holder to one vote on any proposal presented at the meeting.

Any shareholder who has given a proxy may revoke it at any time prior to its exercise at the 2002 Annual Meeting by giving written notice of such revocation to the Clerk of the Company, by signing and duly delivering a proxy bearing a later date or by attending and voting in person at the 2002 Annual Meeting. Duly executed proxies received and not revoked prior to the meeting will be voted in accordance with the instructions indicated in the proxy. If no instructions are indicated, such proxies will be voted FOR the election of the nominees for director named in the proxy, FOR the amendment to the Company's 1997 Stock Incentive Plan and in the discretion of the proxies as to other matters that may properly come before the 2002 Annual Meeting.

Votes withheld from any nominee for election as director, abstentions and broker "non-votes" will be counted as present or represented at the meeting for purposes of determining the presence or absence of a quorum for the meeting. A broker "non-vote" occurs when a broker or other nominee who holds shares for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Abstentions with respect to a proposal are included in the number of shares present or represented and entitled to vote on such proposal, and therefore have the effect of voting against the proposal. Broker "non-votes" with respect to a proposal are not included and therefore do not have the effect of voting against the proposal. An automated system administered by the Company's transfer agent tabulates the votes.

The Board of Directors of the Company knows of no other matters to be presented at the meeting. If any other matter should be presented at the meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board of Directors will be voted in accordance with the judgment of the persons named as proxies.

ELECTION OF DIRECTORS

The Company's by-laws provide for a Board of Directors, the number of which shall be fixed from time to time by the shareholders of the Company, and may be enlarged or reduced by vote of a majority of the Board of Directors. Currently the Board of Directors is comprised of seven members. The Board of Directors has recommended that the number of directors remain fixed at seven and has nominated for election as directors Joseph W. Alsop, Larry R. Harris, Roger J. Heinen, Jr., Michael L. Mark, Arthur J. Marks, Scott A. McGregor and Amram Rasiel, each of whom is currently a director of the Company. Each director elected at the 2002 Annual Meeting will hold office until the next Annual Meeting of Shareholders or special meeting in lieu thereof and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. There are no family relationships among any of the executive officers or directors of the Company.

Each of the nominees has agreed to serve as a director if elected, and the Company has no reason to believe that any nominee will be unable to serve. In the event that one or more nominees should become unwilling or unable to serve, however, the persons named in the enclosed proxy will vote shares represented by proxy for such other person or persons as may thereafter be nominated for director by the Board of Directors of the Company.

If a quorum is present at the meeting, a plurality of the votes properly cast will be required to elect a nominee to the office of director.

The Board of Directors recommends that you vote FOR the election of the seven individuals named below as directors of the Company.

Nominee	Age	Present Principal Employer and Recent Business Experience
Joseph W. Alsop...............	56	Mr. Alsop, a founder of the Company, has been a director and Chief Executive Officer of the Company since its inception in 1981.
Larry R. Harris................	54	Mr. Harris has been a director of the Company since January 1995. Mr. Harris is a founder of EasyAsk, Inc. ("EasyAsk") and has been its Chairman since 1996.
Roger J. Heinen, Jr.............	51	Mr. Heinen has been a director of the Company since March 1999. Mr. Heinen formerly served as Senior Vice President, Developer Division, Microsoft Corporation. Mr. Heinen is also a director of ANSYS Inc.
Michael L. Mark	56	Mr. Mark has been a director of the Company since July 1987. Mr. Mark is a private investor and member of Walnut Venture Associates. Mr. Mark is also a director of Netegrity, Inc.
Arthur J. Marks	57	Mr. Marks has been a director of the Company since July 1987. Mr Marks is currently a General Partner of Valhalla Partners, a venture capital firm. From 1984 to 2001, Mr. Marks served as a General Partner of New Enterprise Associates, a venture capital firm. Mr. Marks is also a director of Advanced Switching Communications, Inc., and Talk America Holdings Inc.
Scott A. McGregor	45	Mr. McGregor has been a director of the Company since March 1998. Mr. McGregor is President and CEO of Philips Semiconductors. From 1998 to 2001 he was Senior Vice President and General Manager of Philips Electronics, North America. From 1992 until 1997, Mr. McGregor was Senior Vice President, Products, of The Santa Cruz Operation, Inc.
Amram Rasiel.................	72	Mr. Rasiel has been a director of the Company since April 1983. Mr. Rasiel is a private investor and is also a director of PRI Automation, Inc.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

The Board of Directors of the Company held five meetings during the fiscal year ended November 30, 2001. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of any committee of the Board of Directors on which he served except Mr. Marks who attended 67% of such meetings. There are two standing committees of the Board of Directors. The Audit Committee, of which Messrs. Heinen, Mark and Rasiel are members, assists the Board of Directors in fulfilling its oversight responsibilities relating to the financial information which will be provided to shareholders and others, the internal control system which management and the Board of Directors have established and the audit process. The Audit Committee held five meetings during the fiscal year ended November 30, 2001. The Compensation Committee, of which Messrs. Marks and McGregor are members, held one meeting during the fiscal year ended November 30, 2001. The Compensation Committee makes recommendations concerning salaries and incentive compensation for employees of the Company and determines the salaries and incentive compensation for executive officers of the Company. The Compensation Committee also administers the Company's stock plans.

DIRECTORS' COMPENSATION

Each of the Company's non-employee directors who rendered services during fiscal 2001 received an annual fee of $18,000 and has been reimbursed, upon request, for expenses incurred in attending Board of Directors' meetings. In addition, each member of the Audit and Compensation Committees received an annual fee of $2,000 for each committee on which he served during fiscal 2001. Directors who are employees of the Company are not paid any separate fees for their service as a director.

In addition to the fees noted above, during fiscal 2001, Messrs. Harris, Heinen, Mark, Marks and Rasiel were each awarded a grant of options to purchase 10,000 shares of Common Stock pursuant to the Company's 1997 Stock Incentive Plan. These options are exercisable in full on the date of grant. During fiscal 1998, Mr. McGregor was granted an option to purchase 60,000 shares of Common Stock, pursuant to the Company's 1994 Stock Incentive Plan, of which 10,000 shares vested during fiscal 2001 and which continue to vest in equal monthly installments through February 2004. Each option granted expires on the tenth anniversary of the date of grant and requires that the exercise price of the option be equal to the closing price of the Common Stock, as reported by the Nasdaq Stock Market.

SECURITY OWNERSHIP OF CERTAIN HOLDERS AND MANAGEMENT

The following table sets forth the number of shares of the Company's Common Stock beneficially owned by all persons known by the Company to be the beneficial owners of more than 5% of the Company's outstanding Common Stock, by each of the Company's current directors, by each of the executive officers named in the Summary Compensation Table appearing on pages 9 and 10, and by all executive officers and directors of the Company as a group, as of March 15, 2002.

Name and Address of Beneficial Owner(1)	Beneficially Owned Shares Number	Percent
Private Capital Management, L.P.(2) .... Bruce S. Sherman and Gregg J. Powers 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108	3,075,410	8.64%
T. Rowe Price Associates, Inc.(3) .... 100 East Pratt Street Baltimore, MD 21202....................................	3,009,450	8.45%
Joseph W. Alsop(4) .... 14 Oak Park Bedford, MA 01730	2,991,512	7.90%
Berger LLC(5) .... 210 University Blvd., Suite 800 Denver, CO 80206	2,537,400	7.13%
Amram Rasiel(6)	490,000	1.37%
Richard D. Reidy(7)	321,921	*
David G. Ireland(8)	227,370	*
Norman R. Robertson(9)	216,093	*
Michael Mark(10)	146,000	*
Arthur J. Marks(11)	84,451	*
Larry R. Harris(12)	70,000	*
Scott A. McGregor(13)	64,500	*
Gregory J. O'Connor(14)	56,225	*
Roger J. Heinen, Jr.(15)	40,000	*
All executive officers and directors as a group (13 persons)(16) ...	4,781,408	12.21%

* Less than 1%

(1) All persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the other information contained in the footnotes to this table.

(2) Derived from Schedule 13G/A filed February 19, 2002. The persons named reported beneficial ownership of the following shares: Private Capital Management, L.P. (3,075,410); Bruce S. Sherman (3,119,560); and Gregg J. Powers (3,075,410). Mr. Sherman is CEO of Private Capital Management ("PCM") and Mr. Powers is President of PCM. In these capacities, Messrs. Sherman and Powers exercise shared dispositive and shared voting power with respect to shares held by PCM's clients and

managed by PCM. Messrs. Sherman and Powers disclaim beneficial ownership for the shares held by PCM's clients and disclaim the existence of a group.

(3) Derived from Schedule 13G/A dated February 13, 2002. The Schedule 13G/A states that these securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates exercises sole voting power for 1,038,150 shares and sole dispositive power for all shares.

(4) Includes 2,260,301 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(5) Derived from Form 13F dated February 14, 2002. Of this amount, 1,900,000 shares are held by Berger Small Cap Value Fund. Perkins, Wolf, McDonnell & Company is the sub investment advisor delegated with investment and voting authority for these shares.

(6) Includes 80,000 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(7) Includes 316,880 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(8) Includes 222,894 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(9) Includes 196,294 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(10) Includes 110,000 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(11) Includes 80,000 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(12) Represents shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(13) Includes 52,500 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(14) Includes 54,265 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(15) Represents shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

(16) Includes 3,550,738 shares issuable upon the exercise of outstanding options that are exercisable within 60 days of March 15, 2002.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of, and transactions in, the Company's securities with the Securities and Exchange Commission. This information is also filed with the Nasdaq Stock Market. Such directors, executive officers and ten-percent shareholders are also required to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms received by it, and on written representations from certain reporting persons, the Company believes that with respect to the fiscal year ended November 30, 2001, its directors, officers and ten-percent shareholders complied with all applicable Section 16(a) filing requirements.

In the current fiscal year, Messrs. Heinen, Mark, Marks and Rasiel, directors of the Company, reported information to correct inadvertent failures to report transactions in the Company's securities that occurred during the Company's fiscal year ended November 30, 2000. The transactions consisted of stock option grants made to each director by the Company, which should have been reported on a Form 5 for the fiscal year ended November 30, 2000. The grants were reported on each director's Form 5 filed in January 2002.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has invested a total of approximately $1.3 million for an aggregate interest in EasyAsk of approximately 7%. Mr. Larry R. Harris, a director of the Company, is a founder and Chairman of EasyAsk.

EXECUTIVE COMPENSATION

The following table sets forth a summary of the compensation earned by (i) the Company's Chief Executive Officer and (ii) the Company's four most highly compensated executive officers other than the CEO during the 2001 fiscal year (collectively, the "Named Executive Officers"), for services rendered in fiscal 2001, 2000 and 1999.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | Long Term Compensation Awards | All Other Compensation |
		Salary($)	Bonus($)	Securities Underlying Options/SARs(#)(1)	($)(2)
Joseph W. Alsop	2001	$350,000	$152,750	250,000	$27,305
Chief Executive Officer	2000	$350,000	$270,000	250,000	$43,959
	1999	$350,000	$432,500	310,000	$58,143
David G. Ireland	2001	$286,666	$101,609	150,000	$18,935
President, the Progress Company	2000	$258,750	$100,879	120,000	$19,826
	1999	$215,000	$121,000	80,000	$15,352
Gregory J. O'Connor	2001	$205,000	$ 68,250	—(3)	$11,574
President, Sonic Software	2000	$183,750	$ 39,501	50,000	$11,818
	1999	$163,749	$ 54,694	60,000	$15,827
Richard D. Reidy	2001	$236,706	$ 70,512	100,000	$14,551
Senior Vice President, Products	2000	$213,750	$ 76,796	50,000	$16,824
	1999	$200,000	$127,624	140,000	$25,810
Norman R. Robertson	2001	$239,166	$ 67,791	100,000	$15,866
Senior Vice President,	2000	$230,500	$ 70,201	80,000	$18,541
Finance and Administration	1999	$220,000	$115,067	80,000	$27,899
and Chief Financial Officer					

(1) The Company did not make any restricted stock awards, grant any stock appreciation rights or make any long-term incentive plan payouts during fiscal 2001, 2000 or 1999.

(2) The amounts disclosed in this column include:

(a) Company contributions for fiscal 2001 of $7,650 to a defined contribution plan, the Progress Software Corporation 401(k) Plan (the "401(k) Plan") for the following individuals: Mr. Alsop, Mr. Ireland, Mr. O'Connor, Mr. Reidy, and Mr. Robertson.

(b) Payments by the Company for fiscal 2001 401(k) Plan matching contributions in excess of participation limits imposed on higher-paid individuals under federal tax law, as follows: Mr. Alsop, $16,875; Mr. Ireland, $9,382; Mr. O'Connor, $3,408; Mr. Reidy, $6,474; and Mr. Robertson, $6,275.

(c) Payments by the Company in fiscal 2001 of elected taxable long term disability insurance premiums for the benefit of the following executive officers: Mr. Alsop, $975; Mr. O'Connor, $160; and Mr. Robertson, $975.

(d) Imputed income in fiscal 2001 of term life insurance premiums for the benefit of the following executive officers: Mr. Alsop, $1,805; Mr. Ireland, $1,903; Mr. O'Connor $356; Mr. Reidy, $427; and Mr. Robertson, $966.

(e) Company contributions for fiscal 2000 to the 401(k) Plan of $8,160 for the following individuals: Mr. Alsop, Mr. Ireland, Mr. O'Connor, Mr. Reidy, and Mr. Robertson.

(f) Payments by the Company for fiscal 2000 401(k) Plan matching contributions in excess of participation limits imposed on higher-paid individuals under federal tax law, as follows: Mr. Alsop, $32,861; Mr. Ireland, $10,660; Mr. O'Connor, $3,315; Mr. Reidy, $8,226; and Mr. Robertson, $8,463.

(g) Payments by the Company in fiscal 2000 of elected taxable long term disability insurance premiums for the benefit of the following executive officers: Mr. Alsop, $982; and Mr. Robertson, $952.

(h) Imputed income in fiscal 2000 of term life insurance premiums for the benefit of the following executive officers: Mr. Alsop, $1,956; Mr. Ireland, $1,006; Mr. O'Connor, $343; Mr. Reidy, $438; and Mr. Robertson, $966.

(i) Company contributions for fiscal 1999 to the 401(k) Plan as follows: Mr. Alsop, $10,080; Mr. Ireland, $5,040; Mr. O'Connor, $10,080; Mr. Reidy, $10,080; and Mr. Robertson, $10,080.

(j) Payments by the Company for fiscal 1999 401(k) Plan matching contributions in excess of participation limits imposed on higher-paid individuals under federal tax law, as follows: Mr. Alsop, $45,423; Mr. Ireland $8,821; Mr. O'Connor, $5,419; Mr. Reidy, $15,163; and Mr. Robertson, $15,922.

(k) Payments by the Company in fiscal 1999 of elected taxable long term disability insurance premiums for the benefit of the following executive officers: Mr. Alsop, $1,149; and Mr. Robertson, $435.

(l) Imputed income in fiscal 1999 of term life insurance premiums for the benefit of the following executive officers: Mr. Alsop, $1,491; Mr. Ireland, $1,491; Mr. O'Connor $328; Mr. Reidy, $567; and Mr. Robertson, $1,462.

(3) During fiscal 2001, Mr. O'Connor was granted options to purchase 1,100,000 shares of common stock in Sonic Software Corporation ("SSC"), a subsidiary of the Company. Mr. O'Connor's options were granted at fair market value as established by an independent third party.

OPTION GRANTS IN FISCAL 2001

The following table sets forth certain information with respect to the grant of incentive and non-qualified stock options in fiscal year 2001 for each of the Named Executive Officers.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(5) | |
Name	Number of Securities Underlying Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Fiscal Year(3)	Exercise Price ($/Share)(4)	Expiration Date	5%($)	10%($)
Joseph W. Alsop	125,000(1)	3.83%	$12.81	4/2/11	$1,128,109	$2,744,982
	125,000(2)	3.83%	$13.08	10/9/11	$1,132,603	$2,772,241
David G. Ireland	75,000(1)	2.30%	$12.81	4/2/11	$ 676,865	$1,646,989
	75,000(2)	2.30%	$13.08	10/9/11	$ 679,562	$1,663,345
Gregory J. O'Connor	—	—	—	—	$ —	$ —
Richard D. Reidy........	50,000(1)	1.53%	$12.81	4/2/11	$ 451,243	$1,097,993
	50,000(2)	1.53%	$13.08	10/9/11	$ 453,041	$1,108,896
Norman R. Robertson	50,000(1)	1.53%	$12.81	4/2/11	$ 451,243	$1,097,993
	50,000(2)	1.53%	$13.08	10/9/11	$ 453,041	$1,108,896

(1) These non-qualified options vest in equal monthly installments over a 60-month period commencing on March 1, 2001.

(2) These non-qualified options vest on the date of grant with respect to 13.33% of the total amount, thereafter in equal monthly installments over a 52 month period commencing on November 1, 2001.

(3) The Company granted options to purchase a total of 3,265,025 shares of Common Stock in fiscal 2001. The Company granted no SARs during fiscal 2001.

(4) All options were granted at fair market value, which was determined by the Compensation Committee to be the closing price of our common stock on the date of grant, as reported by The Nasdaq Stock Market, National Market System.

(5) The amounts shown represent hypothetical values that could be achieved for the respective options if exercised at the end of their option terms. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to the date of their expiration. The gains shown are net of the option price, but do not include deductions for taxes or other expenses that may be associated with the exercise. Actual gains, if any, on stock option exercises will depend on future performance of the Common Stock, the optionholders' continued employment through the option period, and the date on which the options are exercised.

AGGREGATED OPTION/SAR EXERCISES IN LAST
FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

The following table sets forth certain information with respect to option exercises in fiscal year 2001 and the value of unexercised options, as of November 30, 2001, for each of the Named Executive Officers.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#) (1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($) (1) (2) Exercisable/ Unexercisable
Joseph W. Alsop	20,300	$179,104	2,115,300/652,000	$20,969,763/$3,310,781
David G. Ireland	28,400	$262,895	174,713/291,989	$ 1,049,363/$1,402,280
Gregory J. O'Connor	6,650	$ 71,261	49,316/ 14,699	$ 341,919/$ 135,584
Richard D. Reidy	—	$ —	254,348/254,430	$ 2,141,653/$1,489,831
Norman R. Robertson	10,000	$111,002	153,368/210,526	$ 1,053,033/$1,033,256

(1) As of November 30, 2001 the Company had issued no SARs.

(2) Calculated on the basis of an assumed value of $17.08 per share, which was the average of the high and the low sale prices of the Company's Common Stock on November 30, 2001, as reported by the Nasdaq Stock Market, less the applicable exercise price.

EMPLOYEE RETENTION AND MOTIVATION AGREEMENTS

The Company has entered into an agreement (an "Employee Retention and Motivation Agreement") with the CEO and each of the Named Executive Officers ("Covered Persons"). Each Employee Retention and Motivation Agreement provides for certain payments and benefits upon a Change in Control (as defined in such agreement) of the Company and upon an Involuntary Termination (as defined in such agreement) of the Covered Person's employment by the Company. Upon a Change in Control, the final twelve-month vesting portion of each outstanding unvested option grant held by the Covered Persons shall automatically accelerate and each Covered Person's annual cash bonus award shall be fixed and guaranteed at his respective target level. Payment of such bonus will immediately occur on a pro-rata basis with respect to the elapsed part of the relevant fiscal year and the balance of such bonus will be paid at the end of such fiscal year or immediately upon Involuntary Termination of such Covered Person if such event occurs prior to the end of the relevant fiscal year. Upon Involuntary Termination of a Covered Person, the final twelve-month vesting portion of each outstanding unvested option held by such Covered Person shall automatically accelerate. If such Involuntary Termination occurs within six months following a Change in Control then the Covered Person shall receive a lump sum payment equal to nine months of target compensation and such Covered Person's benefits shall continue for nine months. If such Involuntary Termination occurs after six months but prior to twelve months following a Change in Control then the Covered Person shall receive a lump sum payment equal to six months of target compensation and such Covered Person's benefits shall continue for six months.

AUDIT COMMITTEE REPORT

In accordance with its written charter, the Audit Committee assists the Board of Directors (the "Board") in fulfilling its oversight responsibilities relating to the financial information which will be provided to the shareholders and others, the internal control system which management and the Board have established and the audit process. Each member of the Audit Committee is independent as defined by the Nasdaq Stock Market's listing standards.

Management is responsible for the internal controls, preparation, and integrity of the Company's financial statements. The Company's independent auditors, Deloitte & Touche LLP, are responsible for performing an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and issuing an opinion on the financial statements. The Audit Committee has met and held discussions with management and the independent auditors regarding the internal controls, financial reporting practices and the audit process of the Company.

The Audit Committee obtained from Deloitte & Touche LLP the disclosures and letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". The Audit Committee and Deloitte & Touche LLP have also discussed the disclosures, letter and independence of Deloitte & Touche LLP.

The Audit Committee reviewed and discussed the audited consolidated financial statements of the Company for the fiscal year ended November 30, 2001 with management and the independent auditors. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee reviewed and discussed with Deloitte & Touche LLP the communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication with Audit Committees", as amended, and discussed the results of the independent auditors' examination of the financial statements.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended November 30, 2001, filed with the Securities and Exchange Commission.

> Michael L. Mark, Chairman
> Roger J. Heinen, Jr.
> Amram Rasiel

PRINCIPAL ACCOUNTING FIRM FEES

Aggregate fees billed to the Company for services performed for the fiscal year ended November 30, 2001 by the Company's principal accounting firm, Deloitte & Touche LLP are as follows:

Audit Fees	$492,000(1)
Financial Information Systems Design and Implementation Fees	$ —
All Other Fees	$351,000(2)

(1) Includes statutory audit fees related to the Company's wholly owned foreign subsidiaries as the results of these audits are utilized in the audit of the consolidated financial statements.

(2) Includes fees primarily for tax advice and tax return assistance.

The Audit Committee has considered whether Deloitte & Touche's provision of services beyond those rendered in connection with their audit and review of the Company's consolidated financial statements was compatible with maintaining their independence.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Compensation Committee of the Company's Board of Directors are Arthur J. Marks and Scott A. McGregor. Neither of them is or has ever been an officer or employee of the Company or of any of its subsidiaries. No member of the Compensation Committee is a party to any relationship required to be disclosed under Item 402 or Item 404 of Regulation S-K promulgated by the Securities and Exchange Commission.

COMPENSATION COMMITTEE REPORT

The Company's executive compensation program is established by the Compensation Committee. The Company's philosophy is to reward executives based upon corporate and individual performance as well as to provide long-term incentives for the achievement of future financial and strategic goals. These goals include growth of the Company, defined primarily in terms of growth in revenue and earnings per share. It is also the Company's philosophy to base a significant portion of the executive's total compensation opportunity on performance incentives consistent with the scope and level of the executive's responsibilities.

The executive compensation program for fiscal 2001 consisted of the following three elements: (1) base salary; (2) incentive compensation in the form of annual cash bonus awards earned under the Company's Fiscal 2001 Bonus Program for Executives and Key Contributors (the "2001 Bonus Program"); and (3) equity-based long-term incentive compensation in the form of stock options. The Compensation Committee believes that executive compensation should be aligned with long-term shareholder value. Therefore, the elements of the executive compensation program are weighted such that the equity-based long-term element is potentially the most rewarding element. All elements of the executive compensation program are designed to be competitive with those of comparable technology companies. A further explanation of the elements of the executive compensation program as they relate to the CEO is provided below.

Total cash compensation is comprised of base salary and annual bonus. Base salary increases for fiscal 2001 were based upon individual and departmental contribution and performance. The 2001 Bonus Program was established by the Compensation Committee and approved by the Board of Directors. For each participant, the 2001 Bonus Program provided for a specified payment as a percentage of base salary depending on the attainment of targeted growth levels for revenue and earnings per share. The target growth levels are approved by the Board of Directors. If the Company achieves 100% of its revenue and earnings per share targets, 100% of the specified bonus is paid. More or less than 100% of the specified bonus may be paid depending on the Company's level of achievement and the Compensation Committee's assessment of the Company's strength, stability and strategic position, as well as individual contribution. Bonus awards paid in fiscal 2001 were based upon the Company's revenue achievement, earnings per share and the Compensation Committee's assessment of the Company's strength, stability and strategic position.

Total cash compensation received by Mr. Alsop decreased for fiscal year 2001 compared to fiscal year 2000 by 18.9% due to partial non-attainment of targeted revenue and earnings per share goals in fiscal 2001. Mr. Alsop's decrease in fiscal 2001 total cash compensation was entirely due to a lower payout of cash bonus. Mr. Alsop's bonus was based on fiscal 2001 Company accomplishments as compared to target objectives as described above. Base salary for Mr. Alsop remained the same during fiscal year 2001 as compared to fiscal year 2000.

Long-term incentive compensation, in the form of stock options, is intended to correlate executive compensation with the Company's long-term success as measured by the Company's stock price. Stock options are tied to the future success of the Company because options granted have an exercise price equal to the closing market value at the date of the grant and will only provide value to the extent that the price of the Company's stock increases above the exercise price. Since options granted generally vest monthly over a five-year period, option participants are encouraged to continue employment with the Company. During fiscal 2001, Mr. Alsop and the other Named Executive Officers received non-qualified stock options as disclosed in the Option Grant Table on pages 10 and 11.

The Compensation Committee approved a discretionary matching contribution to the 401(k) Plan for fiscal 2001, representing up to 4.5% of each eligible employee's calendar year compensation, including base salary, commissions and bonus, depending on the employee's length of service with the Company and the employee's contribution level. The Named Executive Officers also received such a contribution, except that, due to limitations imposed on 401(k) matching contributions to higher-paid individuals under federal tax law, a portion of the contributions that otherwise would have been received by Mr. Alsop and the other Named Executive Officers disclosed in the Summary Compensation Table, pursuant to the 401(k) Plan were instead paid directly to such individuals. All such amounts are disclosed under "Other Compensation" in the Summary Compensation Table on pages 9 and 10.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") imposes an annual limit of $1,000,000 on tax deductions that an employer may claim for compensation of certain executives. Section 162(m) of the Code provides exceptions to the deduction limitation for "performance-based" compensation, and it is the intent of the Compensation Committee to take advantage of such exceptions to the extent feasible and in the best interests of the Company.

Arthur J. Marks
Scott A. McGregor

STOCK PERFORMANCE GRAPH

The following line graph compares the Company's cumulative shareholder return with that of a broad market index (Nasdaq Stock Market Index for U.S. Companies) and a published industry index (Nasdaq Computer and Data Processing Services Stocks). Each of these indices is calculated assuming that $100 was invested on November 30, 1996.

Comparative 5-Year Cumulative Total Return
Among Progress Software Corporation, Nasdaq Stock Market Index
and Nasdaq Computer and Data Processing Services Stocks



	11/96	11/97	11/98	11/99	11/00	11/01
Progress Software Corporation	$100	$102	$189	$297	$193	$255
Nasdaq Stock Market (U.S.)	$100	$125	$153	$263	$204	$152
Nasdaq Computer & Data Processing	$100	$129	$187	$353	$236	$168

PROPOSED AMENDMENT TO THE COMPANY'S
1997 STOCK INCENTIVE PLAN TO INCREASE
SHARES AUTHORIZED FOR ISSUANCE

The Company's 1997 Stock Incentive Plan (the "1997 Plan") was adopted by the shareholders of the Company at the annual meeting of shareholders held on April 25, 1997. As of February 22, 2002, a total of 7,540,000 shares of Common Stock were authorized for issuance under the 1997 Plan, of which 613,460 had already been issued upon exercise of options under the Plan, 4,857,137 were reserved for issuance upon exercise of outstanding stock options, and 2,069,403 remained available for the future grant of stock options. On March 18, 2002, the Board of Directors unanimously approved an increase in the number of shares of Common Stock authorized for issuance under the 1997 Plan by 3,500,000 shares to a total of 11,040,000 shares, which increase is subject to shareholder approval being received at the 2002 Annual Meeting. The Company has no present plans to issue any of the additional shares of Common Stock proposed to be authorized for issuance hereby during this fiscal year.

The Board of Directors believes that stock options and other stock-based awards can play an important role in the success of the Company, by encouraging and enabling the officers, directors and employees of, and other persons providing services to, the Company and its subsidiaries upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. The Board of Directors believes that the availability of an adequate reserve of shares for issuance under the 1997 Plan is essential to enable the Company to maintain its competitive position with respect to recruiting and retaining highly skilled personnel.

Summary of the Provisions of the 1997 Plan

The following summary of the 1997 Plan is qualified in its entirety by the specific language of the 1997 Plan, a copy of which is available to any shareholder upon request.

The 1997 Plan is administered by the Compensation Committee (the "Committee") consisting of at least two "Outside Directors." An "Outside Director" means any director who (i) is not an employee of the Company or of any "affiliated group," as such term is defined in Section 1504(a) of the Internal Revenue Code of 1986, as amended, which includes the Company (an "Affiliate"), (ii) is not a former employee of the Company or any Affiliate who is receiving compensation for prior services (other than benefits under a tax-qualified retirement plan) during the Company's or any Affiliate's taxable year, (iii) has not been an officer of the Company or any Affiliate and (iv) does not receive remuneration from the Company or any Affiliate, either directly or indirectly, in any capacity other than as a director.

The 1997 Plan permits the granting to officers, directors, employees and others who provide services to the Company, at the discretion of the Committee, of a variety of stock incentive awards based on the Common Stock of the Company. Awards under the 1997 Plan include stock options (both incentive and non-qualified), grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights. The Committee selects the person to whom awards are granted and the number, type and terms of the award granted.

Stock Options. The 1997 Plan permits the granting of (i) options to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) options that do not so qualify ("Non-Qualified Options"). The option exercise price of each option is determined by the Committee but may not be less than 100% of the fair market value of the shares on the date of grant in the case of both Incentive Options and Non-Qualified Options.

The term of each option is fixed by the Committee and may not exceed 10 years from date of grant in the case of an Incentive Option. The Committee determines at what time or times each option may be exercised and, subject to the provisions of the 1997 Plan, the period of time, if any, after death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the Committee.

The exercise price of options granted under the 1997 Plan may be paid in cash or bank check or other instrument acceptable to the Committee, or, with the consent of the Committee, in shares of Common Stock. The exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. At the discretion of the Committee, options granted under the 1997 Plan may include a so-called "reload" feature pursuant to which an optionee exercising an option by delivery of shares of Common Stock may be automatically granted an additional option to purchase that number of shares of Common Stock equal to the number delivered to exercise the original option.

To qualify as Incentive Options, options must meet additional requirements, including a $100,000 per year limitation on the value of shares subject to Incentive Options which first become exercisable in any one year, and a maximum 5-year term and exercise price of at least 110% of fair market value in the case of greater-than-10% shareholders.

Conditioned Stock. The Committee may also award shares of Common Stock subject to such conditions and restrictions as the Committee may determine ("Conditioned Stock"). These conditions and restrictions may include provisions for vesting conditioned upon the achievement of certain performance objectives and/or continued employment with the Company through a specified vesting period. The purchase price, if any, of shares of Conditioned Stock is determined by the Committee.

If a participant who holds unvested shares of Conditioned Stock terminates employment for any reason (including death), the Company has the right to repurchase the unvested shares or to require their forfeiture in exchange for the amount, if any, which the participant paid for them. Prior to the fulfillment of the applicable conditions, the participant will have all rights of a shareholder with respect to the shares of Conditioned Stock, including voting and dividend rights, subject only to the conditions and restrictions set forth in the 1997 Plan and in the participant's Conditioned Stock award.

Unrestricted Stock. The Committee may also grant shares of Common Stock (at no cost or for a purchase price determined by the Committee) which are free from any restrictions under the 1997 Plan ("Unrestricted Stock"). Performance based grants of Unrestricted Stock are, however, subject to a one year holding period and time based grants of Unrestricted Stock are subject to a three year holding period. Unrestricted Stock may be issued to employees in recognition of past services or other valid consideration, and may be issued in lieu of cash bonuses to be paid to employees pursuant to other bonus plans of the Company. Outside Directors of the Company may elect to receive all or a portion of their directors' fees, on a current or deferred basis, in shares of Unrestricted Stock by entering into an irrevocable agreement with the Company at least six months in advance of the beginning of a calendar year. Employees, with the permission of the Committee, may make similar irrevocable elections to receive a portion of their compensation in Unrestricted Stock.

Performance Share Awards. The Committee may also grant performance share awards entitling the recipient to receive shares of Common Stock upon the achievement of individual or Company performance goals and such other conditions as the Committee determines ("Performance Share Awards"). Except as otherwise determined by the Committee, rights under a Performance Share Award not yet earned will terminate upon a participant's termination of employment.

Stock Appreciation Rights. The Committee may also grant stock appreciation rights ("Stock Appreciation Rights") which entitle the holder to receive, upon exercise, Common Stock having a fair market value equal to (or, with the consent of the Committee, cash in the amount of) the amount by which the fair market value of the Common Stock on the date of exercise exceeds the exercise price of the Stock Appreciation Right, multiplied by the number of shares with respect to which the Stock Appreciation Right is exercised. Stock Appreciation Rights may be granted in conjunction with an option, in which event, upon exercise of one of the awards, the number of shares with respect to which the other award may be exercised is correspondingly reduced.

Amendments and Terminations. The Board of Directors may at any time amend or discontinue the 1997 Plan and the Committee may at any time amend or cancel outstanding awards (or provide substitute awards at the same exercise or purchase price) for the purpose of satisfying changes in the law or for any other lawful purpose. Among other things, the Committee has the authority to accelerate the exercisability or vesting of an award (except Conditioned Stock Awards) or extend the period for exercise of an award. However, no such action may be taken which adversely affects any rights under outstanding awards without the holder's consent. Moreover, no such amendment, unless approved by the shareholders of the Company, shall be effective if it would cause the 1997 Plan to fail to satisfy any then applicable incentive stock option rules under Federal tax law or applicable requirements of Rule 16b-3 under the Securities Exchange Act of 1934, or cause any member of the Committee to cease to be a "disinterested person" as defined thereunder. In addition, no such amendments, unless approved by the shareholders of the Company, shall be effective if it would cause a material increase in the number of shares authorized under the Plan, a material increase in the benefits accruing to participants under the Plan, or a material increase in the eligible class of recipients under the Plan.

Change of Control Provisions. The 1997 Plan provides that in the event of a "Change of Control" (as defined in the 1997 Plan) of the Company, options and certain other awards will become exercisable for the securities, cash or property that the holders of Common Stock received in connection with the Change of Control. In addition, the Committee may accelerate awards and waive conditions and restrictions on any awards to the extent it may determine appropriate. The Committee may also, in its discretion, cancel outstanding options and other awards effective upon the Change of Control, provided that holders have at least thirty days prior to such date in which to exercise such options and awards, to the extent then exercisable.

Federal Tax Aspects of the 1997 Plan

The following is a summary of the principal Federal income tax consequences of transactions under the 1997 Plan. It does not describe all Federal tax consequences under the 1997 Plan, nor does it describe state or local tax consequences.

Incentive Options. No taxable income is realized by an optionee upon the grant or exercise of an Incentive Option, but the exercise of an Incentive Option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee. If shares issued to an optionee pursuant to the exercise of an Incentive Option are not sold or transferred within two years from the date of grant and within one year after the date of exercise, then (a) upon sale of such shares, any amount realized in excess of the option price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (b) there will be no deduction for the Company for Federal income tax purposes.

If shares of Common Stock acquired upon the exercise of an Incentive Option are disposed of prior to the expiration of the two-year or one-year holding periods described above (a "disqualifying disposition"), generally (a) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares at exercise (or, if less, the amount realized on a sale of such shares) over the option price thereof, and (b) the Company will be entitled to deduct such amount. Special rules apply where all or a portion of the exercise price of the Incentive Option is paid by tendering shares of Common Stock.

If an Incentive Option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a Non-Qualified Option. Generally, an Incentive Option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability.)

Non-Qualified Options. With respect to Non-Qualified Options under the 1997 Plan, no income is realized by the optionee at the time the option is granted. Generally, (a) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and the Company receives a tax deduction for the same amount, and (b) at disposition of the shares acquired upon exercise, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares have been held.

Conditioned Stock. A recipient of Conditioned Stock generally will be subject to tax at ordinary income rates on the fair market value of the stock at the time that the stock is no longer subject to forfeiture, minus any amount paid for such stock. However, a recipient who so elects under Section 83(b) of the Code, within 30 days of the date of issuance of the Conditioned Stock, will realize ordinary income on the date of issuance equal to the fair market value of the shares of Conditioned Stock at that time (measured as if the shares were unrestricted and could be sold immediately), minus any amount paid for such stock. If the shares subject to such election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes with respect to the forfeited shares. The Company generally will receive a tax deduction equal to the amount includable as ordinary income to the recipient.

Unrestricted Stock. The recipient of Unrestricted Stock will generally be subject to tax at ordinary income rates on the fair market value of such Unrestricted Stock on the date that such Unrestricted Stock is issued to the participant, minus any amount paid for such stock. The Company generally will be entitled to a deduction equal to the amount treated as compensation that is taxable as ordinary income to the recipient.

Performance Shares. The recipient of a Performance Share Award will generally be subject to tax at ordinary income rates on the fair market value of any Common Stock issued under the award, and the Company will generally be entitled to a deduction equal to the amount of ordinary income realized by the recipient.

Stock Appreciation Rights. The recipient of a Stock Appreciation Right will generally be subject to tax at ordinary income rates on any cash, or the fair market value of any stock, received upon exercise of the Stock Appreciation Right. The Company generally will be entitled to a deduction equal to the amount of ordinary income realized by the recipient.

Dividends. Dividends paid on Common Stock (including Conditioned Stock) will be taxed at ordinary income rates to the recipient. Generally, the Company will not be entitled to any deduction for dividends, except in the case of dividends paid on Conditioned Stock with respect to which no Section 83(b) election has been filed.

The foregoing is only a summary of the principal Federal income tax consequences of transactions under the 1997 Plan. This summary does not purport to be a complete description of all Federal tax implications, nor does it discuss the income tax laws of any municipality, state or foreign country in which a recipient under the 1997 Plan may reside or otherwise be subject to tax. **Recipients of equity under the 1997 Plan are strongly**

urged to consult their own tax advisor concerning the application of various tax laws that may apply to a recipient's particular situation.

If a quorum is present at the 2002 Annual Meeting, the vote of a majority of the shares of Common Stock present or represented and entitled to vote at the meeting will be necessary to approve the proposed amendment to the Company's 1997 Plan.

The Board of Directors recommends that you vote FOR the proposal to amend the 1997 Plan.

SELECTION OF AUDITORS

The Board of Directors has selected the firm of Deloitte & Touche LLP, independent certified public accountants, to serve as the Company's independent auditors for the fiscal year ending November 30, 2002. The Company has been advised that a representative of Deloitte & Touche LLP will be present at the 2002 Annual Meeting. This representative will have the opportunity to make a statement if he desires and will be available to respond to appropriate questions presented at the meeting.

EXPENSES OF SOLICITATION

The cost of solicitation of proxies will be borne by the Company. In addition to soliciting shareholders by mail through its regular employees, the Company may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have stock of the Company registered in the names of nominees and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs in forwarding proxy materials to the beneficial owners of shares held of record by them. Directors, officers and regular employees of the Company may, without additional compensation, solicit shareholders in person or by mail, telephone, facsimile, in person or otherwise following the original solicitation. The company has also retained Georgeson Shareholder, 17 State Street, New York, NY 10004, to assist in the solicitation of proxies for the 2002 Annual Meeting at an estimated cost of $4,800, plus reasonable out-of-pocket expenses.

PROPOSALS OF SHAREHOLDERS FOR 2003 ANNUAL MEETING

The Company anticipates that its 2003 Annual Meeting of Shareholders will be held on or about April 18, 2003. Proposals of shareholders of the Company intended to be presented at the 2003 Annual Meeting must, in order to be included in the Company's Proxy Statement and the form of proxy for the 2003 Annual Meeting, be received at the Company's principal executive offices by November 20, 2002.

In addition, under the by-laws of the Company, for any shareholder intending to present at the 2003 Annual Meeting, any proposal (other than a proposal made by, or at the direction of, the Board of Directors of the Company) must give written notice of such proposal (including certain information about any nominee or matter proposed and the proposing shareholder) to the Clerk of the Company not less than 60 days nor more than 90 days prior to the date of the scheduled annual meeting; provided, however, that if less than 70 days' notice or prior public disclosure of the scheduled annual meeting is given or made, such notice, to be timely, must be given within 10 days following such public disclosure or mailing of such notice, whichever is earlier.

AVAILABLE INFORMATION

Shareholders of record on February 22, 2002 will receive with this Proxy Statement a copy of the Company's 2001 Annual Report on Form 10-K, containing detailed financial information concerning the Company. The Company's 2001 Annual Report filed on form 10-K is also available on-line from the U.S. Securities and Exchange Commission's EDGAR database at the following address: *www.sec.gov/cgi-bin/srch-edgar?progress+software.*